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                                                                         ANNEX B

                             [ALEX. BROWN LET. HD]

                                          November 27, 1996

ElectroStar, Inc.
710 North 600 West
Logan, Utah 84321

Dear Sirs:

    ElectroStar, Inc. (the "Company"), Tyco International Ltd. ("Buyer") and T3 Acquisition Corp., a Florida Corporation and a wholly-owned subsidiary of Buyer (the "Merger Sub"), intend to enter into an Agreement and Plan of Merger dated as of November 27, 1996 (the "Agreement"). Pursuant to the Agreement, Merger Sub will commence a tender offer to purchase all outstanding shares of the common stock, $0.01 par value per share ("Common Stock"), of the Company at a price of $14.00 per share, net to the seller in cash. The Agreement also provides that following such tender offer, Merger Sub will be merged with and into the Company (the "Merger"), and that each share of Common Stock, other than shares of Common Stock owned directly or indirectly by Buyer or the Company, will be converted into the right to receive $14.00 in cash. You have requested our opinion as to whether the consideration to be received by the holders of Common Stock pursuant to the Agreement (the "Consideration") is fair, from a financial point of view, to such holders.

    Alex. Brown & Sons Incorporated ("Alex. Brown"), as a customary part of its investment banking business, is engaged in the valuation of businesses and their securities in connection with mergers and acquisitions, negotiated underwritings, private placements and valuations for estate, corporate and other purposes. We will receive a fee for rendering our opinion to the Board of Directors. We were also the co-manager in the Company's December 1995 initial public offering. Alex. Brown maintains a market in the Common Stock of the Company and regularly publishes research reports regarding the printed circuit board industry and the businesses and securities of the Company and other publicly owned companies in the printed circuit board industry. In the ordinary course of business, Alex. Brown may actively trade the securities of the Company for our own account and the account of our customers and, accordingly, may at any time hold a long or short position in securities of the Company.

    In connection with this opinion, we have reviewed certain publicly available financial information and other information concerning the Company and Buyer and certain internal analyses and other information furnished to us by the Company. We have also held discussions with the members of the senior management of the Company regarding the business and prospects of the Company. In addition, we have (i) reviewed the reported prices and trading activity for the common stock of the Company, (ii) compared certain financial and stock market information for the Company with similar information for certain other companies whose securities are publicly traded, (iii) reviewed the financial terms of certain recent business combinations, (iv) reviewed the terms of the Agreement and certain related documents, and (v) performed such other studies and analyses and considered such other factors as we deemed appropriate.

    We have not independently verified the information described above and for purposes of this opinion have assumed the accuracy, completeness and fairness thereof. With respect to the information relating to the prospects of the Company, we have assumed that such information reflects the best currently available judgments and estimates of the management of the Company as to the likely future financial performance of the Company. In addition, we have not made an independent evaluation or appraisal of the assets of the Company, nor have we been furnished with any such evaluations or appraisals. Our opinion is based on market, economic and other conditions as they exist and can be evaluated as of the date of this letter.

                             [ALEX. BROWN LET. HD.]

                                      B-1
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    In arriving at our opinion, we were not authorized to solicit on behalf of the Company, and did not solicit on behalf of the Company, interest from any party with respect to the acquisition of the Company or any of its assets, nor did we have discussions or negotiate with Buyer in connection with the Merger. We understand, however, that Trivest, Inc. on behalf of the Company, engaged in a process pursuant to which a number of potential buyers have been contacted regarding the potential sale of the Company.

    We have been retained by the Board of Directors of the Company as financial advisor solely for the purpose of rendering this opinion and accordingly, we have not been requested to and have not provided any other services in connection with the Merger.

    Our opinion expressed herein was prepared for the use of the Board of Directors of the Company and does not constitute a recommendation to the Company's stockholders as to how they should vote with respect to the Merger. We hereby consent, however, to the inclusion of this opinion as an exhibit to any proxy statement distributed in connection with the Merger.

    Based upon and subject to the foregoing, it is our opinion that, as of the date of this letter, the Consideration is fair, from a financial point of view, to the Company's stockholders.

                                          Very truly yours,
                                          [Alex. Brown & Sons sig cut]
                                          ALEX. BROWN & SONS INCORPORATED

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